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                       June 18, 2024

       Dara Albright
       President and Chief Executive Officer
       Worthy Property Bonds 2, Inc.
       11175 Cicero Dr., Suite 100
       Alpharetta, GA 30022

                                                        Re: Worthy Property
Bonds 2, Inc.
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed June 10, 2024
                                                            File No. 024-12206

       Dear Dara Albright:

               Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your offering statement fails to include updated audited financial statements as required by Section
       (b)(3)(D) of Part F/S of Form 1-A.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

               Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction
       cc:                                              Frank Borger Gilligan,
Esq.